

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 25, 2009

Via U.S. Mail

Fred Robustelli, Esq.
General Electric Capital Corporation
401 Merritt 7, 4th Floor
Norwalk, CT 06851

> **Re: CDF Funding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 2, 2009**
> **File No. 333-158937**

Dear Mr. Robustelli,

We have reviewed your responses to the comments in our letter dated May 28, 2009 and have the following additional comments.

Registration Statement on Form S-3

General

1. While we note your response to comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Prospectus Supplement

Static Pool Information, page S-25

2. We note your response to prior comment 7. Please, however, provide additional analysis of why you believe that delinquency data and cumulative loss data by year of origination are not material to investors. In addition, please provide

analysis of what information is provided that would otherwise make this information unnecessary. Alternatively, please confirm that you will provide the data in future filings.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Spitzer at (202) 551-3227. If you need further assistance, you may contact me at (202) 551-3412.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Julie Gillespie, Esq.
       Via Facsimile (312) 706-8328